

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 15, 2010

Mr. Gary Anthony
Axion International Holdings, Inc.
180 South Street, Suite 104
New Providence, NJ 07974

RE: Axion International Holdings, Inc.
Form 10-K/A for the fiscal year ended September 30, 2009
Filed January 28, 2010
File #0-13111

Dear Mr. Anthony:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant